Ghost Town Oats, Inc. (the "Company") a Delaware Corporation

Financial Statements For the fiscal year ended December 31, 2022 and 2023

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Mercury Checking	241,281.45
Total Bank Accounts	**241,281.45**
Accounts Receivable	
Accounts receivable (A/R)	107,054.92
Total Accounts Receivable	**107,054.92**
Other Current Assets	
Inventory - Finished Goods	325,122.68
Total Other Current Assets	**325,122.68**
Total Current Assets	**673,459.05**
Fixed Assets	
Accumulated amortization	-5,177.58
R&D Asset	27,654.75
Total Fixed Assets	**22,477.17**
Other Assets	
Manufacturing Deposit	250,000.00
Total Other Assets	**250,000.00**
TOTAL ASSETS	**$945,936.22**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	324,001.69
Total Accounts Payable	**324,001.69**
Other Current Liabilities	
CA Income Tax Payable	800.00
DE Income Tax Payable	450.00
JB Interests Payable	5,926.43
Loan Payable - Josh Rudolf	11,708.04
Total Other Current Liabilities	**18,884.47**
Total Current Liabilities	**342,886.16**
Long-Term Liabilities	
Convertible Notes Payable - JB	645,000.00
Total Long-Term Liabilities	**645,000.00**
Total Liabilities	**987,886.16**
Equity	
Retained Earnings	-6,788.00

	Total
SAFE	
SAFE - Cameron Azoff	20,000.00
SAFE - Chris Camillo	20,000.00
SAFE - Glenne Christiannsen	10,000.00
SAFE - Joshua Roth	15,000.00
SAFE - Kimberly Eleine Ionescu	50,000.00
SAFE - Neumann Gruppe	100,000.00
SAFE - WeFunder	210,881.00
Total SAFE	**425,881.00**
Net Income	-461,042.94
Total Equity	**-41,949.94**
TOTAL LIABILITIES AND EQUITY	**$945,936.22**

Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
Mercury Checking	66,875.31
Mercury Savings	0.44
Total Bank Accounts	**66,875.75**
Accounts Receivable	
Accounts receivable (A/R)	144,549.73
Total Accounts Receivable	**144,549.73**
Other Current Assets	
Inventory - Finished Goods	252,391.08
Inventory - Raw Materials	156,924.02
Total Other Current Assets	**409,315.10**
Total Current Assets	**620,740.58**
Fixed Assets	
Accumulated amortization	-10,708.53
R&D Asset	27,654.75
Total Fixed Assets	**16,946.22**
Other Assets	
Manufacturing Deposit	79,845.81
Total Other Assets	**79,845.81**
TOTAL ASSETS	**$717,532.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	125,902.17
Total Accounts Payable	**125,902.17**
Credit Cards	
Mercury Credit Card	3,346.61
Total Credit Cards	**3,346.61**
Other Current Liabilities	
Accrued Outsourced Manufacturing Costs	74,772.00
Channel Sales Tax Payable	
Shopify Sales Tax	99.12
Total Channel Sales Tax Payable	**99.12**
Customers' Deposit	264,411.00
IP Settlement Liability	83,333.00
JB Interests Payable	25,276.43

	Total
NY Income Tax Payable	25.00
Payroll wages and tax to pay	
Payroll tax to pay	168.00
Total Payroll wages and tax to pay	**168.00**
Total Other Current Liabilities	**448,084.55**
Total Current Liabilities	**577,333.33**
Long-Term Liabilities	
Convertible Notes Payable - JB	645,000.00
Total Long-Term Liabilities	**645,000.00**
Total Liabilities	**1,222,333.33**
Equity	
Additional paid in capital	3,500.00
Retained Earnings	-467,830.94
SAFE	
SAFE - Cameron Azoff	20,000.00
SAFE - Chris Camillo	20,000.00
SAFE - Glenne Christiannsen	10,000.00
SAFE - Joshua Roth	15,000.00
SAFE - Kim Elena Ionescu	40,000.00
SAFE - Kimberly Eleine Ionescu	50,000.00
SAFE - Neumann Gruppe	100,000.00
SAFE - Nicola Serragiotto	5,000.00
SAFE - Sanford C Bledsoe	25,000.00
SAFE - Satnam Narang	15,000.00
SAFE - WeFunder	210,881.00
Total SAFE	**510,881.00**
Net Income	-551,350.78
Total Equity	**-504,800.72**
TOTAL LIABILITIES AND EQUITY	**$717,532.61**

Profit and Loss

	Total
INCOME	
Comps	-71.94
Returns and Allowances	-71.94
Sales of Product Income	407,476.36
Total Income	**407,332.48**
COST OF GOODS SOLD	
Ending Inventory	-325,122.68
Ingredients - Purchases	535,591.46
Outsourced Manufacturing - Purchases	216,710.24
Packaging - Purchases	79,520.86
Total Cost of Goods Sold	**506,699.88**
GROSS PROFIT	**-99,367.40**
EXPENSES	
Advertising & marketing	
Events and Tastings	6,000.00
Promotional - Merchandise	4,988.11
Website ads	431.00
Total Advertising & marketing	**11,419.11**
CA Income Tax	800.00
Commissions & fees	2,481.93
Contract labor	10,000.00
DE Franchise Tax	450.00
Insurance	1,146.75
Business insurance	2,471.25
Total Insurance	**3,618.00**
Interest Expense (not paid)	5,926.43
Logistic Expenses	
Shipping & Freight	88,695.54
Warehousing	4,549.18
Total Logistic Expenses	**93,244.72**
Meals & Entertainment	
Travel Meals	1,213.44
Total Meals & Entertainment	**1,213.44**
Office expenses	
Printing & photocopying	246.63
Software & apps	1,634.83
Total Office expenses	**1,881.46**
Professional services	
Accounting fees	5,500.00
Consulting	6,320.45

	Total
Design and Graphic Art	10,625.00
Legal Fees	19,809.44
Photography and Videography	8,894.42
Sales Consulting	34,950.00
Total Professional services	**86,099.31**
Team Members Compensation	120,044.13
Travel	
Airfare	4,808.05
Hotels	3,804.52
Taxi/Shared Ride/Train	162.81
Total Travel	**8,775.38**
WeFunder Fees	10,544.05
Total Expenses	**356,497.96**
NET OPERATING INCOME	**-455,865.36**
OTHER EXPENSES	
Amortization	5,177.58
Total Other Expenses	**5,177.58**
NET OTHER INCOME	**-5,177.58**
NET INCOME	**$ -461,042.94**

Profit and Loss

	Total
INCOME	
Channel Discount	
Shopify Discount	-568.36
Total Channel Discount	**-568.36**
Channel Sales	
Shopify Sales	3,556.89
Total Channel Sales	**3,556.89**
Channel Shipping Income	
Shopify Shipping Income	428.36
Total Channel Shipping Income	**428.36**
Discounts given	-9,380.00
Sales of Product Income	2,093,915.59
Service/Events Income	622.01
Services	7,604.74
Total Income	**2,096,179.23**
COST OF GOODS SOLD	
Beginning Inventory	325,122.68
Channel Adjustments	
Shopify Other Adjustments	-9.11
Total Channel Adjustments	**-9.11**
Channel Selling Fees	
Shopify Selling Fees	144.47
Total Channel Selling Fees	**144.47**
Damaged Product	102.26
Ending Inventory	-409,315.10
Ingredients - Purchases	1,058,845.20
Outsourced Manufacturing - Purchases	501,696.00
Packaging - Purchases	149,243.26
Total Cost of Goods Sold	**1,625,829.66**
GROSS PROFIT	**470,349.57**
EXPENSES	
Advertising & marketing	26,546.83
Events and Tastings	4,750.00
Promotional - Merchandise	6,290.00
Social media	825.00
Website ads	1,350.00
Total Advertising & marketing	**39,761.83**
CA Income Tax	800.00
Commissions & fees	22,984.82
DE Franchise Tax	450.00

	Total
General business expenses	7,518.96
Bank fees & service charges	140.44
Total General business expenses	**7,659.40**
Gifts	85.60
Insurance	
Business insurance	7,154.80
NYS DBL/PFL	472.53
Total Insurance	**7,627.33**
Interest Expense (not paid)	19,350.00
Interest paid	5,541.51
Logistic Expenses	8,914.35
Shipping & Freight	202,114.84
Warehousing	36,293.33
Total Logistic Expenses	**247,322.52**
Meals & Entertainment	6,712.65
Travel Meals	309.48
Total Meals & Entertainment	**7,022.13**
NY State Tax	50.00
Office expenses	467.00
Merchant account fees	3,276.45
Office supplies	4,279.27
Software & apps	25,317.01
Total Office expenses	**33,339.73**
Payroll expenses	
Payroll Processing Fee	766.00
Salaries & wages	147,666.73
Total Payroll expenses	**148,432.73**
Professional services	6,676.89
Accounting fees	32,599.00
Consulting	30,965.00
Design and Graphic Art	7,016.00
Legal Fees	55,779.37
Photography and Videography	2,150.00
Sales Consulting	18,200.00
Total Professional services	**153,386.26**
Taxes paid	
Payroll taxes	12,874.28
Total Taxes paid	**12,874.28**
Team Members Compensation	199,037.19
Travel	17,220.84
Airfare	1,410.56
Employees reimbursement	350.07
Parking & Tolls	152.24

	Total
Taxi/Shared Ride/Train	708.17
Vehicle Rental	2,055.12
Total Travel	**21,897.00**
Total Expenses	**927,622.33**
NET OPERATING INCOME	**-457,272.76**
OTHER INCOME	
Credit Card Cashback	142.79
Total Other Income	**142.79**
OTHER EXPENSES	
Amortization	5,530.95
Penalties & Settlements	364.53
Settlement on IP Case	88,291.96
Vehicle expenses	
Vehicle gas & fuel	33.37
Total Vehicle expenses	**33.37**
Total Other Expenses	**94,220.81**
NET OTHER INCOME	**-94,078.02**
NET INCOME	**$ -551,350.78**

Ghost Town Oats, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-461,042.94
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	-107,054.92
Inventory - Finished Goods	-325,122.68
Accumulated amortization	5,177.58
Accounts Payable (A/P)	324,001.69
CA Income Tax Payable	800.00
California Department of Tax and Fee Administration Payable	0.00
DE Franchise Tax Payable	-850.00
DE Income Tax Payable	450.00
JB Interests Payable	5,926.43
Loan Payable - Josh Rudolf	5,770.04
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-90,901.86**
Net cash provided by operating activities	**$ -551,944.80**
INVESTING ACTIVITIES	
R&D Asset	-27,654.75
Manufacturing Deposit	-250,000.00
Net cash provided by investing activities	**$ -277,654.75**
FINANCING ACTIVITIES	
Convertible Notes Payable - JB	645,000.00
Opening balance equity	0.00
SAFE:SAFE - Cameron Azoff	20,000.00
SAFE:SAFE - Chris Camillo	20,000.00
SAFE:SAFE - Glenne Christiannsen	10,000.00
SAFE:SAFE - Joshua Roth	15,000.00
SAFE:SAFE - Kimberly Eleine Ionescu	50,000.00
SAFE:SAFE - Neumann Gruppe	100,000.00
SAFE:SAFE - WeFunder	210,881.00
Net cash provided by financing activities	**$1,070,881.00**
NET CASH INCREASE FOR PERIOD	**$241,281.45**
CASH AT END OF PERIOD	**$241,281.45**

Ghost Town Oats, Inc.

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-551,350.78
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	-37,494.81
Channel Clearing Account:Shopify ghost-town-oats.myshopify.com Clearing Account	0.00
Inventory - Finished Goods	72,731.60
Inventory - Raw Materials	-156,924.02
Inventory - WIP	0.00
Loans to officers	0.00
Prepaid CA Income Tax	0.00
Uncategorized Asset	0.00
Accumulated amortization	5,530.95
Accounts Payable (A/P)	-198,099.52
Mercury Credit Card	3,346.61
Accrued Outsourced Manufacturing Costs	74,772.00
Akos Financing	0.00
CA Income Tax Payable	-800.00
California Department of Tax and Fee Administration Payable	0.00
Channel Sales Tax Payable:Shopify Sales Tax	99.12
Customers' Deposit	264,411.00
DE Income Tax Payable	-450.00
IP Settlement Liability	83,333.00
JB Interests Payable	19,350.00
Loan Payable - Josh Rudolf	-11,708.04
NY Income Tax Payable	25.00
Out Of Scope Agency Payable	0.00
Payroll wages and tax to pay:Payroll tax to pay	168.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**118,290.89**
Net cash provided by operating activities	**$ -433,059.89**
INVESTING ACTIVITIES	
Manufacturing Deposit	170,154.19
Net cash provided by investing activities	**$170,154.19**
FINANCING ACTIVITIES	
Shareholder Notes Payable - Eric	0.00
Additional paid in capital	3,500.00
Opening balance equity	0.00
SAFE:SAFE - Kim Elena Ionescu	40,000.00
SAFE:SAFE - Nicola Serragiotto	5,000.00
SAFE:SAFE - Sanford C Bledsoe	25,000.00
SAFE:SAFE - Satnam Narang	15,000.00
Net cash provided by financing activities	**$88,500.00**
NET CASH INCREASE FOR PERIOD	**$ -174,405.70**
Cash at beginning of period	241,281.45

Ghost Town Oats, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
CASH AT END OF PERIOD	**$66,875.75**

Ghost Town Oats, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2023	Year Ended Dec, 2022
Opening Balance	-$41,949.94	-$6,788.00
Net profit/loss	$0.00	-$461,042.94
Stock Issued	$0.00	$0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	-$504,800.72	-$41,949.94

Ghost Town Oats, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Ghost Town Oats, Inc. (the "Company") is a corporation organized in December 2020 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.